Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 24, 2022, with respect to the consolidated financial statements of Gelesis, Inc., included in the prospectus constituting a part of this Amendment No. 1 to the Registration Statement on Form S-1 and to the reference to our firm under the heading “Experts” in the prospectus.

Our audit report contains an explanatory paragraph that states that the Company's recurring losses from operations and net capital deficiency raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP
Boston, Massachusetts
April 22, 2022